EXHIBIT 99.1

Group Members

The following persons and entity may be deemed members of a group with respect to the beneficial ownership of 4,663,056 shares of Common Stock of Argonaut Group, Inc.:

Singleton Group LLC

Caroline W. Singleton

William W. Singleton

Donald E. Rugg